March 31, 2012	Unaudited Condensed Consolidated Financial Statements
Suite 118, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

		March 31,	December 31,
	Note	2012	2011
		$	$
ASSETS
Current assets
Cash and cash equivalents		386,896	393,763
Restricted cash	6	56,663	55,390
Marketable securities		4,190	2,640
Accounts receivable and other		58,045	42,309
Inventories		200,489	164,057
		706,283	658,159
Non-current inventories		22,647	26,911
Investments in significantly influenced companies		18,942	18,808
Deferred income tax assets		4,727	4,259
Restricted assets and other		52,640	38,430
Property, plant and equipment		5,847,075	2,847,910
Goodwill		640,479	365,928
		7,292,793	3,960,405
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		231,675	168,367
Debt	7	75,732	81,031
		307,407	249,398
Asset retirement obligations		50,443	43,213
Defined benefit plan		20,821	19,969
Deferred income tax liabilities		870,313	336,579
		1,248,984	649,159
Equity
Share capital	8	5,258,949	2,855,689
Treasury stock		(8,457)	(4,018)
Contributed surplus		80,289	30,441
Accumulated other comprehensive loss		(10,206)	(10,069)
Retained earnings		400,687	382,716
Total equity attributable to shareholders of the Company		5,721,262	3,254,759
Attributable to non-controlling interests		322,547	56,487
		6,043,809	3,311,246
		7,292,793	3,960,405

Approved on behalf of the Board of Directors (Signed)Robert R. GilmoreDirector (Signed)Paul N. WrightDirector

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31,	2012	2011
	$	$
Revenue
Metal sales	271,549	219,169
Cost of sales
Production costs	91,239	74,311
Depreciation and amortization	27,408	31,217
Total cost of sales	118,647	105,528
Gross profit	152,902	113,641
Exploration expenses	8,696	3,841
General and administrative expenses	16,162	21,034
Defined benefit plan expense	635	423
Share based payments	9,023	7,352
Transaction costs	17,804	-
Foreign exchange (gain) loss	(1,107)	647
Operating profit	101,689	80,344
Gain on disposal of assets	(213)	-
Gain on marketable securities and other investments	(1,032)	(635)
Loss on investments in significantly influenced companies	1,281	1,196
Other income	(946)	(1,497)
Asset retirement obligation accretion	368	366
Interest and financing costs	688	1,589
Profit before income tax	101,543	79,325
Income tax expense	27,725	20,625
Profit for the period	73,818	58,700

Attributable to:
Shareholders of the Company	67,851	52,473
Non-controlling interests	5,967	6,227
Profit for the period	73,818	58,700

Weighted average number of shares outstanding
Basic	615,147	548,320
Diluted	617,851	551,500

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.11	0.10
Diluted earnings per share	0.11	0.10

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2012	2011
	$	$

Profit for the period	73,818	58,700
Other comprehensive income loss:
Change in fair value of available-for-sale financial assets	(113)	(414)
Realized gains on disposal of available-for-sale financial assets
transferred to net income	(24)	(162)
Total other comprehensive loss for the period	(137)	(576)
Total comprehensive income for the period	73,681	58,124

Attributable to:
Shareholders of the Company	67,714	51,897
Non-controlling interests	5,967	6,227
Total comprehensive income for the period	73,681	58,124

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2012	2011
		$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		73,818	58,700
Items not affecting cash
Asset retirement obligation accretion		368	366
Depreciation and amortization		27,408	31,217
Unrealized foreign exchange loss		514	1,733
Deferred income tax recovery		(8,986)	(7,494)
Gain on disposal of assets		(213)	-
Loss on investment in significantly influenced companies		1,281	1,196
Gain on marketable securities		(1,032)	(635)
Share based payments		9,023	7,352
Defined benefit plan expense		635	423
		102,816	92,858

Changes in non-cash working capital	10	(19,541)	17,523
		83,275	110,381
Investing activities
Net cash received on acquisition of subsidiary	5	18,789	-
Purchase of property, plant and equipment		(52,514)	(78,338)
Proceeds from the sale of property, plant and equipment		659	17
Proceeds on pre-production sales		6,064	-
Proceeds from the sale of marketable securities		230	938
Funding of non-registered supplemental retirement plan investments, net		(6,023)	-
Investments in significantly influenced companies		(696)	(1,318)
Increase in restricted cash		(1,287)	(3,000)
		(34,778)	(81,701)

Financing activities
Issuance of common shares for cash		6,090	2,746
Dividend paid to non-controlling interests		-	(6,873)
Dividend paid to shareholders		(49,880)	(27,741)
Purchase of treasury stock		(6,011)	(5,870)
Long-term and bank debt proceeds		-	1,757
Long-term and bank debt repayments		(5,563)	(12,927)
		(55,364)	(48,908)
Net decrease in cash and cash equivalents		(6,867)	(20,228)
Cash and cash equivalents - beginning of period		393,763	314,344

Cash and cash equivalents - end of period		386,896	294,116

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2012	2011
		$	$
Share capital
Balance beginning of period		2,855,689	2,814,679
Shares issued upon exercise of share options, for cash		6,090	2,080
Transfer of contributed surplus on exercise of options		6,508	813
Shares issued on acquisition of European Goldfields Ltd.	5	2,380,140	-
Shares issued for deferred phantom units		10,522	-
Shares issued upon exercise of warrants, for cash		-	666
Balance end of period		5,258,949	2,818,238

Treasury stock
Balance beginning of period		(4,018)	-
Purchase of treasury stock		(6,011)	(5,870)
Shares redeemed upon exercise of restricted share units		1,572	-
Balance end of period		(8,457)	(5,870)

Contributed surplus
Balance beginning of period		30,441	22,967
Share based payments		8,215	6,172
Shares redeemed upon exercise of restricted share units		(1,572)	-
Options issued on acquisition of European Goldfields Ltd.	5	31,130	-
Deferred phanton untis granted on acquisition of European
Goldfields Ltd.		29,105	-
Transfer to share capital on exercise of options and deferred
phantom units		(17,030)	(813)
Balance end of period		80,289	28,326

Accumulated other comprehensive loss
Balance beginning of period		(10,069)	(1,637)
Other comprehensive loss for the period		(137)	(576)
Balance end of period		(10,206)	(2,213)

Retained earnings
Balance beginning of period		382,716	125,221
Dividends paid		(49,880)	(27,741)
Profit attributable to shareholders of the Company		67,851	52,473
Balance end of period		400,687	149,953
Total equity attributable to shareholders of the Company		5,721,262	2,988,434

Non-controlling interests
Balance beginning of period		56,487	36,021
Profit attributable to non-controlling interests		5,967	6,227
Dividends paid		-	(3,622)
Acquired non-controlling interest	5	260,093	-
Balance end of period		322,547	38,626

Total equity		6,043,809	3,027,060

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects,Olympias and Skouries, in Greece and its development project,Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.  They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011.

Other than the adoption of new accounting policies described in note 3, the same accounting policies are used in the preparation of these condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS of the results for the interim periods presented.

3.	Adoption of new accounting policies and new accounting developments

(a)      Revenue recognition of other metals concentrate

Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

(b) Upcoming changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•
IFRS 9 ‘Financial Instruments: Classification and Measurement’– This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•
IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint venture entities are now accounted for using the equity method.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting policies and new accounting developments (continued)

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.

Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

•
IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

•
IFRS 13 ‘Fair value measurement’ –This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company is yet to assess IFRS 13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

•
IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings.The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

•	There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, determination of recoverable metal on leach pads, reclamation obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.  Outlined below are some of the areas which require management to make judgments, estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, excess purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Decommissioning and restoration provisions

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements(continued)

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are files and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences are not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgement is also required about the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5.	Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU.  Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement.  EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean regionand leverage local operating knowledge and expertise.

The goodwill of $274,551 resulting from the acquisition arisesmainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold, a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd.(continued)

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394

Net assets acquired:

Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,951
Mining interests	2,990,047
Goodwill	274,551
Accounts payable	(71,944)
Non-current liabilities	(9,242)
Deferred income taxes	(542,217)
Non-controlling interest	(260,093)
$2,440,394

For the purpose of these condensed consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these condensed consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

Eldorado has conducted a preliminary assessment of contingent liabilities identified during its due diligence and has recognized certain contingent liabilities in its initial accounting for the acquisition. However, the Company is continuing its review to determine whether additional contingent liabilities exist. If during the measurement period new information is found that identifies adjustments to the amount of contingent liabilities recognized initially, or additional contingent liabilities that existed at the acquisition date, then the acquisition accounting will be revised to reflect the resulting adjustments to the amounts initially recognize.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units(“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange.   The value of the replacement options was calculated using the Black-Scholes model.  The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39%– 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $17,804 have been charged to transaction costs in the consolidated income statement for the quarter ended March 31, 2012.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd.(continued)

These consolidated financial statements include EGU’s results from February 24, 2012 to March 31, 2012. The revenue included in the consolidated income statement since February 24, 2012 contributed by EGU was $5,695.  This is from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece.

Had EGUbeen consolidated from January 1, 2012, the consolidated income statement would include revenue of $13,473 and a net loss of $35,009 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	March 31, 2012 $	December 31, 2011 $

Eastern Dragon CMB standby letter of credit loan (note 7(b))	56,663	52,390
Unamgendeposit security HSBC letter of credit	-	3,000
	56,663	55,390

7.	Debt

	March 31, 2012 $	December 31, 2011 $

Jinfeng construction loan (a)	14,566	19,929
Eastern Dragon CMB standby letter of credit loan (b)	50,840	50,786
Eastern Dragon HSBC revolving loan facility (c)	10,326	10,316
	75,732	81,031

(a) Jinfeng construction loan

In 2009, GuizhouJinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($108,034) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The effective interest as at March 31, 2012 was 6.70%.

Scheduled quarterly payments of RMB 35.0 million ($5,561) are anticipated to repay the principle loan balance in full by the end of 2012. Any pre-payments are applied to reduce future payments starting from the final payment.

Jinfeng made its quarterly scheduled payment of RMB 35.0 million ($5,561) in March of 2012, reducing the balance remaining to RMB 95,000 ($15,093) at March 31, 2012.

Net deferred financing costs in the amount of $527 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt (continued)

(b) Eastern Dragon CMB standby letter of credit loan

In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,840) standby letter of credit loan with CMB. This loan has a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52,300 to $56,500. The interest rate on this loan as at March 31, 2012 was 6.56%.

As at March 31, 2012, RMB 320.0 million ($50,840) was outstanding on this loan.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on its project-financing loan.

(c) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,710) revolving facility (“the facility”) with HSBC Bank (China). The facility can be drawn down in minimum tranches of RMB 1.0 million ($159) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year. In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at March 31, 2012 was 6.71%.

As at March 31, 2012, RMB 65.0 million ($10,326) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at March 31, 2012, the security coverage is $11,359.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(d) HSBC revolving credit facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks.The credit facility matures onOctober 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

As at March 31, 2012, the prepaid loan cost on the balance sheet relating to the credit facility was $2,699.

No amounts were drawn on the credit facility as at March 31, 2012.

(e) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsdiary, entered into a RMB 12.0 million ($1,906) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,597) in June 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2012 was 4.59%.

As at March 31, 2012, RMB 140.0 million ($22,242) had been drawn under the entrusted loan.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt (continued)

Subsequent to March 31, 2012, RMB7.0 million ($1,112) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

8.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March31, 2012 there were no non-voting common shares outstanding (December 31, 2011 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2011	551,682,917	2,855,689
Shares issued upon exercise of share options, for cash	956,834	6,090
Estimated fair value of share options exercised	-	6,508
Shares issued on acquisition of European Goldfields Ltd. (note 5)	157,959,316	2,380,140
Common shares issued for deferred phantom units	776,552	10,522
At March 31, 2012	711,375,619	5,258,949

9.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012
	Weighted average exercise price Cdn$	Number of options
At January 1,	12.60	8,616,113
Regular options granted	15.22	4,889,972
Replacement options granted on acquisition of European Goldfields Ltd. (note 5)	9.73	4,713,248
Exercised	6.31	(956,834)
Forfeited	13.61	(90,000)
At March 31,	12.90	17,172,499

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.      Share-based payments (continued)

At March 31, 2012, 12,676,867 share options (March 31, 2011 – 7,941,117) with a weighted average exercise price of Cdn$11.95 (March 31, 2011 – Cdn$9.83) had vested and were exercisable. Options outstanding are as follows:

	March 31, 2012
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	1,519,686	1.6	4.74	1,519,686	4.74
$5.00 to $5.99	146,250	0.7	5.59	146,250	5.59
$6.00 to $6.99	583,500	0.7	6.41	583,500	6.59
$7.00 to $7.99	1,968,125	2.6	7.07	1,968,125	7.09
$8.00 to $8.99	79,332	2.8	8.42	79,332	8.42
$9.00 to $9.99	302,900	2.0	9.64	302,900	9.64
$11.00 to $11.99	10,000	2.0	11.40	10,000	11.40
$12.00 to $12.99	183,500	2.9	12.60	183,500	12.60
$13.00 to $13.99	2,508,790	2.9	13.24	2,508,790	13.24
$14.00 to $14.99	113,333	4.1	14.88	113,333	14.88
$15.00 to $15.99	5,343,618	4.8	15.25	1,911,205	15.27
$16.00 to $16.99	4,339,859	3.8	16.58	3,314,510	16.55
$18.00 to $18.99	24,000	3.7	18.81	16,000	18.81
$19.00 to $20.02	49,606	4.1	19.35	19,736	19.46

	17,172,499	3.5	12.90	12,676,867	11.95

Share based compensation expense related to share options for the quarter ended March 31, 2012 was $5,444.

(b) Restricted share unit plan

In March 2011, the Company commenced a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to senior management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the remaining half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

The current maximum number of common shares authorized for issue under the RSU plan is 1,500,000. A total of 416,454 restricted share units with a weighted average grant-date fair value of Cdn$15.69 per unit were granted during the year ended December 31, 2011.  A total of 401,307 restricted share units at a grant-date fair value of Cdn$15.22 were granted in February 2012.  A total of 133,769 of the February 2012 grants were exercisable as at March 31, 2012.

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the restricted share unit plan and changes during the quarter ended March 31, 2012 is as follows:

Total RSUs
Balance at December 31, 2011	253,587
RSUs Granted	401,307
Redeemed	(118,676)
Forfeited	-
Balance at March 31, 2012	536,218

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.      Share-based payments (continued)

As at March 31, 2012, 536,218 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 182,520 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2012 was $2,771.

(c) Deferred share units plan

In July 15, 2010 the Company adopted the Independent Directors Deferred Share Unit (“DSU”) Plan under which DSUs will be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the Grant Date and expires on the Termination Date of the participant. The Termination Date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption. At March 31, 2012, 126,406  DSUs were outstanding with a value of $1,736, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $808 for the period ended March 31, 2012.

(d) Deferred phantom units

In accordance with the acquisition agreement of EGU (note 5), the former EGU DPUs were converted to Eldorado DPUs using the 85% share exchange ratio as indicated within the plan of Arrangement.  The DPU plan was amended to allow for share settlement only.  Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.During the quarter, 776,552 DPUs were exercised. The remaining 1,154,990 DPUs are expected to be exercised during 2012.

10.	Supplementary cash flow information

	March 31, 2012 $	March 31, 2011 $

Changes in non-cash working capital
Accounts receivable and other	5,447	10,215
Inventories	(18,210)	(1,547)
Accounts payable and accrued liabilities	(6,777)	8,855
Total	(19,540)	17,523

Supplementary cash flow information
Income taxes paid	36,999	22,145
Interest paid	1,323	2,253

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	2,440,375	-

11.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. During the quarter ended March 31, 2012, Eldorado had six reporting segments based on the geographical location of mining and exploration and development activities.

11.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ andthe Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS, Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes theStratoni mine and the Olympias, Skouries and Perama Hilldevelopment projects. The Romania reporting segment includesthe Certej development project.  Other reporting segment includes operations of Eldorado’s corporate officeand exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

			March 31, 2012
	Turkey	China	Brazil	Greece	Romania	Other	Total
Information about profit and loss
Metal sales from external customers	111,556	146,850	7,448	5,695	-	-	271,549
Production costs	25,379	55,632	5,791	4,437	-	-	91,239
Depreciation	2,726	22,804	742	756	-	380	27,408
Operating profit	83,451	68,414	915	502	-	(380)	152,902

Other material items of income and
expense
Exploration costs	1,905	3,302	2,282	-	-	1,207	8,696
Income tax expense	13,270	14,795	(467)	95	-	32	27,725

Additions to property, plant and
equipment during the year	18,858	17,989	5,043	4,466	421	870	47,647

Information about assets and liabilities
Property, plant and equipment	598,780	1,898,211	189,312	2,420,342	737,166	3,264	5,847,075
Goodwill	-	365,928	-	274,551	-	-	640,479
	598,780	2,264,139	189,312	2,694,893	737,166	3,264	6,487,554

Debt	-	75,732	-	-	-	-	75,732

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11. Segment information (continued)

			March 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
Information about profit and loss
Metal sales from external customers	71,617	136,933	10,619	-	-	219,169
Production costs	21,605	48,251	4,455	-	-	74,311
Depreciation	2,407	27,481	829	-	500	31,217
Operating profit	47,605	61,201	5,335	-	(500)	113,641

Other material items of income and expense
Exploration costs	2,291	375	547	-	628	3,841
Income tax expense	11,332	14,885	(5,595)	-	3	20,625

Additions to property, plant and equipment
during the year	51,728	15,960	3,062	687	760	72,197

			December 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
Information about assets and liabilities
Property, plant and equipment	591,896	1,903,793	85,667	163,239	3,315	2,747,910
Goodwill	-	365,928	-	-	-	365,928
	591,896	2,269,721	85,667	163,239	3,315	3,113,838

Debt	-	81,031	-	-	-	81,031

The Turkey and China segments derive their revenues from sales of gold and silver.  The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

11.2  Economic dependence

At December 31, 2011,each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group Corporation
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

11.3 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.